UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Material Fact

Minutes of Special Meeting # 1,705, of the Board of Directors, held on 12.6.2010
Corporate Taxpayer' ID (CNPJ) 60.746.948/0001-12
Registration Number (NIRE) 35.300.027.795.

The members of the Company's Board of Directors were called together on the 6th day of the month of December, 2010, at 11:00 a.m., at the corporate head office, in Cidade de Deus, 4th andar of the Prédio Vermelho, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão.

During the meeting, the Board Members approved the Board of Executive Officers' proposal, registered in the Meeting # 1,775, as of 11.22.2010 of that Body, for the payment to the Company's shareholders of Complementary Interest on Own Capital in the amount of R$1,906,000,000.00, consisting of R$0.482461664 per common share and R$0.530707830 per preferred share, whose payment will be made in the net amount of R$0.410092414 per common share and R$0.451101656 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax, which shall receive the declared amount.

The payment will be made on February 18th, 2011, benefiting the shareholders registered in the Company's Books on this date (December 6th, 2010). The Company's shares will be traded ex-right on Complementary Interest from December 7th, 2010 on.

The Complementary Interest approved represents, approximately, 36 times the monthly Dividends amount paid and, net of Withholding Income Tax, 31 times the same Dividends.

The Complementary Interest related to the shares in the custody of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the Depository Agents.

Below, the demonstrative table of the values paid and to be paid related to 2010:

In R$
Monthly Dividends paid	536,882,958.82
Intermediary Interest of the 1 half paid	558,538,294.80
Subtotal Paid Value	1,095,421,253.62
Monthly Dividends to be paid on January 3 , 2011	52,222,018.04
Complementary Interest to be paid on February 18 , 2011	1,906,000,000.00
Total	3,053,643,271.66
(*) It takes into consideration the bonus stock approved at the Special Shareholders' Meetings held on December 18th , 2009 and June 10th , 2010.

Per share in R$
Type	Monthly Dividends	Intermediary Interest of the 1st half	Complementary Interest	Total
Common	0.158631000	0.155520588	0.482461664	0.796613252
Preferred	0.174494100	0.171072647	0.530707830	0.876274577

The Interest paid will be computed, net of Withholding Income Tax, in the calculation of mandatory Dividends of the fiscal year, as provided in the Bylaws.

The Company may, based on the result to be determined at the end of the fiscal year of 2010, distribute new Interest and/or Dividends to the shareholders.

Following which, the Chairman stated that:

1) the Board of Executive Officers was authorized to take all the necessary steps so that the respective Interest were credited in an individualized manner, from this date on, to the share account of the Company's shareholders;

2) for the shareholders with frozen accounts, the Interest amount shall be maintained available in the Company, the same occurring in respect to those for which no CPF (Individual Taxpayer Identification Number) or CNPJ (Corporate Taxpayer Identification Number) are indicated in the records, until such time as they satisfy the legal requirement.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi and Carlos Alberto Rodrigues Guilherme.

• Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.